UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

BERRY PLASTICS GROUP, INC.
(Exact name of the registrant as specified in its charter)

Delaware (State or other Jurisdiction of Incorporation or Organization)	001-35672 (Commission File Number)	20-5234618 (IRS Employer Identification No.)

101 Oakley Street Evansville, IN (Address of Principal Executive Offices)	47710 (Zip Code)

Jonathan D. Rich Chief Executive Officer

101 Oakley Street Evansville, IN 47710 (812) 424-2904 (Name and Telephone Number, Including Area Code, of the Person to Contact in Connection with this Report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This Form SD of Berry Plastics Group, Inc. (the “Company”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934 for the reporting period January 1, 2013 to December 31, 2013.

Rule 13p-1 requires disclosure of certain information when a company manufactures or contracts to manufacture products for which the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten (the “Conflict Minerals”). The “Covered Countries” for the purposes of the Rule 13p-1 are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola. Certain of the Company’s operations manufacture, or contract to manufacture, products for which the Conflict Minerals are necessary to the functionality or production of those products (the “Subject Minerals”).

The Company has conducted a good faith reasonable country of origin inquiry regarding the Subject Minerals. This good faith reasonable country of origin inquiry was reasonably designed to determine whether any of the Subject Minerals originated in the Covered Countries and whether any of the Subject Minerals may be from recycled or scrap sources. The Company queried its suppliers, as part of its vender approval process, on whether the raw materials sourced by the Company, [or contained in components/products purchased by the Company from any suppliers], contain any Conflict Minerals.  For those who supply Conflict Minerals as part of their raw materials [or that are contained in components/products purchased by the Company], the Company requires yearly certification on whether the raw materials [or components/products] sourced by the Company contain any Conflict Minerals.  For those suppliers that state that they do supply Conflict Minerals [or components/products that contain Conflict Minerals], the Company requires a completed Electronic Industry Citizenship Coalition–Global eSustainability Initiative Conflict Minerals Reporting Template to determine whether any of the Subject Minerals originated in the Covered Countries and whether any of the Subject Minerals may be from recycled or scrap sources.

Based on this reasonable country of origin inquiry, the Company determined that the Subject Minerals did not originate in the Covered Countries.

This information is publicly available at http://www.berryplastics.com/catalog/content/corporate/. The website and information accessible through it are not incorporated into this document.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

BERRY PLASTICS GROUP, INC.

By:	/s/Jason K. Greene	Dated: 05/29/2014
Jason K. Greene, Executive Vice President and General Counsel